EYES ON THE GO, INC.
60 Broadway, PH 12
Brooklyn, NY 11211
(908) 229-4933

December 8, 2011

VIA ELECTRONIC FILING

Mr. Larry Spirgel
Assistant Director, Telecommunications
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eyes on the Go, Inc.
Registration Statement on Form S-1
As Amended November 25, 2011 (Amendment No. 3 to Registration Statement)
File No. 333-176820

Dear Mr. Spirgel:

In accordance with Rule 461 promulgated under the Securities Act of 1933, Eyes on the Go, Inc. (the “Registrant”) hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Thursday December 8, 2011, at 5:00 p.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  EYES ON THE GO, INC.

  By: /s/ Christopher Carey
          Christopher Carey